UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

EXECUTIVE BOARD

Arnhem,
14 December 2007

Contact:
Joost Slooten

Direct line:
+31-26-3778604
E-mail:
j.slooten@arcadis.nl

Holders of ARCADIS NV stock

Quoted on the OTC market and traded via PinkSheets

Subject:

End of free conversion

Dear Shareholder,

As you may know, ARCADIS NV decided earlier this year to terminate its NASDAQ listing, as we determined that the cost of a U.S. listing and the associated reporting requirements outweighed the benefits thereof.

As a result of this step, our New York registry shares, eligible for trading in the United States, were delisted from NASDAQ on June 8, 2007 and became traded from that date on via the over-the-counter market through the PinkSheets. For more information please refer to www.pinksheets.com. The symbol under which we trade on this platform is ARCAY.

When we announced the delisting, we also provided shareholders with the opportunity, during a limited period of time, to convert their ARCADIS NV New York registry shares to Dutch registry shares at no cost to the shareholder. Dutch registry shares are eligible for trading on Euronext, the pan European securities exchange and the more liquid market for ARCADIS NV shares.

I want to let you know that this period of free conversion will come to an end on December 31, 2007. If you want to remain an active shareholder in ARCADIS NV, then we advise to make the conversion to Dutch registry shares. Beginning, January 1, 2008, it will cost approximately $0.05 per share to convert New York registry shares to Dutch registry shares. The exact amount charged per share will be determined by the Bank of New York, the transfer agent for the shares,

Should you have any questions about this letter, the delisting of the Company’s shares from NASDAQ or our plans to deregister the Company’s shares with the Securities and Exchange Commission in June 2008, then please do not hesitate to contact our Director of Investor

Relations, Joost Slooten. His contact information is on this letter.

Sincerely,

ARCADIS NV

Harrie L.J. Noy
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 11, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer